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SEC FILE NUMBER
8-39048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prager, Sealy & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

One Maritime Plaza, Suite 1000
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Porter 415-403-1900 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

We, Fredric J. Prager and David R. Porter, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Prager, Sealy & Co., LLC, as of and for the year ended December 31, 2006, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Director Member/Executive Principal
Title



Signature

Director Member/
Financial Operations Principal
Title



Notary Public


ANNA MARIA BJORKQUIST
Commission # 1494523
Notary Public - California
San Francisco County
My Comm. Expires Jul 9, 2008

PRAGER, SEALY & CO., LLC
(SEC. I.D. NO. 8-39048)

Statement of Financial Condition as of December 31, 2006 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

OATH OR AFFIRMATION

We, Fredric J. Prager and David R. Porter, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Prager, Sealy & Co., LLC, as of December 31, 2006, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Director Member/Executive Principal
Title



Signature

Director Member/
Financial Operations Principal
Title



Notary Public


ANNA MARIA BJORKQUIST
Commission # 1494523
Notary Public - California
San Francisco County
My Comm. Expires Jul 9, 2008

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Members
Prager, Sealy & Co., LLC

We have audited the accompanying statement of financial condition of Prager, Sealy & Co., LLC (the "Firm") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Prager, Sealy & Co., LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2007

PRAGER, SEALY & CO., LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND EQUIVALENTS:	
Cash (Note 1)	$ 891,388
Funds on deposit with clearing broker-dealer (Note 1)	20,145,110
Total cash and equivalents	21,036,498
SECURITIES OWNED (Notes 1 and 2)	34,959,525
RECEIVABLES FROM BROKERS AND DEALERS	642,264
OTHER RECEIVABLES AND DEPOSITS (Note 5)	3,470,146
OFFICE FACILITIES AND EQUIPMENT, Net of accumulated depreciation of $1,655,968 (Notes 1 and 3)	370,730
TOTAL	$ 60,479,163

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Payable to clearing broker-dealer (Note 10)	$ 31,497,430
Accounts payable and accrued expenses (Note 5)	21,877,051
Total liabilities	53,374,481
MEMBERS' CAPITAL (Notes 4 and 6):	
Managing member	185,402
Limited members	6,919,280
Total members' capital	7,104,682
TOTAL	$ 60,479,163

See notes to statement of financial condition.

PRAGER, SEALY & CO., LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Prager, Sealy & Co., LLC (as of January 1, 2003—formerly Prager, McCarthy & Sealy, LLC) a California Limited Liability Company (the "Firm"), was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Firm is an investment banking and general securities broker-dealer, specializing in fixed income securities, with offices in San Francisco, New York, Orlando, Tampa and Great Falls, Virginia. Effective February 1, 1994, the general partners of the Firm converted their interest as general partners to limited partnership interests in the Firm. On January 1, 1999 the partners of the Firm converted their interest into a Delaware Limited Liability Company. The sole managing member of the Firm is Prager, Sealy Management co., LLC, a Delaware Limited Liability Company.

Security Transactions—Security transactions are executed and carried by an independent broker-dealer on a fully-disclosed basis. Transaction gains and losses are recorded on a trade date basis.

Cash and Equivalents—The Firm considers all highly liquid investments with an original maturity of three months or less and funds on deposit with the Firm's clearing broker-dealer to be cash equivalents. Funds on deposit includes amounts receivable and payable for securities transactions that have not reached their contractual settlement date and are recorded net on the statement of financial condition.

Securities Owned—Securities owned are stated at market value, which is determined by quoted market prices, recent transactions, and comparable financial instrument values.

Office Facilities and Equipment—Office facilities and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life, generally three to five years.

Underwriting Revenues and Financial Advisory Fees—Underwriting revenues and financial advisory fees including management fees and sales concessions, net of expenses, are generally recognized upon completion of the Firm's obligations related to each transaction.

Income Taxes—The income of the Firm is reportable by the individual members on their respective income tax returns. Accordingly, no provision for income taxes is included in the accompanying financial statements.

Estimated Fair Value of Financial Instruments—The Firm considers the amounts presented for financial instruments on the Statement of Financial Condition, including securities owned and cash equivalents, to be reasonable estimates of fair value.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Estimates include amounts recorded for financial instruments, other receivables, accrued expenses, contingent liabilities and depreciation. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements — Statement of Financial Accounting Standards ("SFAS") No. 157 – *Fair Value Measurements* was issued in September 2006 and is effective beginning January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 is not expected to have a material impact on the Firm's financial position.

SFAS No. 159 – *The Fair Value Option for Financial Assets and Financial Liabilities* was issued in February 2007 and is effective beginning January 1, 2008. SFAS No. 159 permits entities to elect to measure eligible financial instruments, commitments, and certain other arrangements at fair value at specified election dates with changes in fair value recognized in earnings at each subsequent reporting period. The Firm is currently evaluating the impact of the adoption of SFAS No. 159 on its financial position.

2. SECURITIES OWNED

Securities owned consist of the following at December 31, 2006:

Municipal securities	$ 31,432,225
U.S. Government Securities	3,527,300
	$ 34,959,525

3. OFFICE FACILITIES AND EQUIPMENT

Office facilities and equipment consist of the following at December 31, 2006:

Computerized office equipment	$ 469,563
Computer software	489,763
Furniture, fixtures and equipment	600,778
Leasehold improvements	466,594
	2,026,698
Less accumulated depreciation	(1,655,968)
Office facilities and equipment—net	$ 370,730

4. MEMBERS' CAPITAL

Under the limited liability company agreement, capital contributions consisting of U.S. Government securities from certain limited members (approximately $550,000 of face value) are maintained to provide sufficient regulatory net capital for the Firm's underwriting business. This capital may be withdrawn by such members upon six months prior written notice. Income earned from the securities is paid to such limited members. Also, substantially all limited members receive annual payments equal to a percentage of their average capital balance, as defined. Such contractual payments are included in expenses in accordance with the limited liability company agreement.

The limited liability company agreement provides for distributions and net income to be allocated between limited and managing members on a pro-rata ownership basis. Allocations of net losses are made first to the managing member, then to limited members on a pro-rata ownership basis.

5. RELATED PARTY TRANSACTIONS

The Firm has an agreement with the managing member under which the managing member performs certain functions relating to the management of the Firm. During 2006, certain of the Firm's employees became employees of the managing member. While these employees' responsibilities with respect to the operations of the Firm did not change, their related compensation and other expenses were paid as part of the management fee. Fees are charged to the Firm for such. The Firm pays interest to the managing member under an arrangement whereby the managing member funded the capital requirements of the Firm.

Included in accounts payable and accrued expenses at December 31, 2006 is $14,982,129 due to the managing member, representing unpaid management fees.

Included in other receivables and deposits at December 31, 2006 is $970,474 due from the managing member, representing non-interest bearing advances made by the Firm to the managing member. Such advances are repaid at the discretion of the managing member.

6. NET CAPITAL REQUIREMENTS

The Firm is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2006, the Firm's regulatory net capital was $1,610,225, which was $1,360,225 in excess of the required net capital.

7. EMPLOYEE BENEFIT PLAN

The Firm maintains a qualified employee 401(k) salary reduction plan, which became effective February 1, 1990. The plan is self-administered and may be altered or terminated at any time by the Firm. The Firm matches certain employee contributions. Contributions by the Firm to the plan are determined by management within Federal tax limits.

8. LEASE ARRANGEMENTS

The Firm has various lease arrangements for office space under non-cancelable operating lease agreements through April, 2012. Future annual payments under these arrangements are as follows:

2007	$ 770,700
2008	790,800
2009	659,400
2010	172,800
2011	178,400
2012	60,000
Total	$2,632,100

9. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Firm's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2006, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised are probable of

assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Firm's financial position or results of operations.

10. LINE OF CREDIT

The Firm maintains a line of credit with its fully-disclosed clearing broker-dealer in the amount of $50 million for the purpose of financing its securities owned. Interest on this facility is at the federal funds rate plus 3/4%, which equated to 6.75% at December 31, 2006. The average daily outstanding balance on this line during the year ended December 31, 2006 was approximately $15,366,870. There was an outstanding balance of $31,497,430 on December 31, 2006.

The Firm also has a line of credit of $4,500,000 with a local bank under which it may borrow from time to time at the prime rate, which equated to 8.25 % at December 31, 2006. The Firm had an average outstanding balance of $281,387 on this line of credit during the year ended December 31, 2006. There were no borrowings outstanding as of December 31, 2006 under this facility.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a general securities broker-dealer, the Firm is engaged primarily in buying and selling municipal securities predominantly with domestic institutional investors. The Firm's transactions are executed with and on behalf of institutional investors including other brokers and dealers, commercial banks, insurance companies, pension plans, monetary funds and other financial institutions. The Firm introduces these transactions for clearance on a fully-disclosed basis.

The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to non-performance by its customers. The Firm seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Firm to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions.

During the normal course of business the Firm may sell securities which it has not yet purchased, which represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Firm seeks to control such market risk through the use of internal monitoring guidelines.

In the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open as of December 31, 2006 totaled approximately $41,535,000. These underwritings have prior commitments from purchasers to buy substantially all of the bonds being issued. In the opinion of management, the settlement of these transactions did not have a material effect on the Firm's financial position.

From time to time, the Firm may enter into financial futures contracts intended to hedge proprietary securities positions. As of December 31, 2006, there were commitments to sell such futures put contracts with a notional face value of approximately $40,000,000, with a market value receivable of approximately $35,937. The net value of such contracts to buy and sell futures contracts is recorded in receivables from brokers and dealers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 27, 2007

Members
Prager, Sealy & Co., LLC

In planning and performing our audit of the financial statements of Prager, Sealy & Co., LLC (the "Firm") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on

a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END